FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWSRELEASE

CURRENT TECHNOLOGY CORPORATION COMMENCES
MARKETING AND SALES IN JAPAN

Vancouver, BC, April 6 2005 - The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the “Company”) reports the commencement of marketing and sales of its patented TrichoGenesis platform in Taiwan. The initial order of four units is complete. A private entity identified by the Company’s Singapore-based distributor, Gromark Consumers enterprise, Pte. Ltd. (“Gromark”), the purchaser wants to preserve market advantage and does not want to be revealed at this time. During the past several months, the purchaser has completed product training in both Singapore and Vancouver.

“Using the success of its Treatment Center in Singapore as a foundation, Gromark continues to invest considerable skills and resources developing the market for our TrichoGenesis platform in the Asia Pacific region”, states Company CEO Robert Kramer. “We continue to make progress on agreements for other countries in the region”.

About Gromark
In business for over 20 years and with strong regional business interests and networks throughout the Asia Pacific region, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessey Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

About Current Technology Corporation
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology Corporation holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design.

For further information, please contact

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA:
Rob Wyse
216-577–1184
rob@mediafirstpr.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: April 6, 2005